

July 2, 2015

<u>Via E-mail</u>
Isaac E. Ciechanover, M.D.
Chief Executive Officer
Atara Biotherapeutics, Inc.
701 Gateway Blvd., Suite 200
South San Francisco, California 94080

> **Re:** **Atara Biotherapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2015**
> **File No. 333-205347**

Dear Dr. Ciechanover:

We have limited our review of your registration statement to the issue addressed in our comment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

<u>Exhibit Index</u>

1. We note that you are submitting an application for confidential treatment for several of the exhibits included with this registration statement. We will not be in a position to grant effectiveness to your filing until such time as comments to the confidential treatment application, if any, have been cleared.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Kenneth L. Guernsey
        Jodie M. Bourdet
        Carlton Fleming
        Cooley LLP
        101 California Street, 5th Floor
        San Francisco, California 94111